Exhibit 99.1
Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Third Quarter 2014 Financial and Operating Results
All amounts are in US dollars
Quebec City, Canada, November 4, 2014 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology, today reported financial and operating results as at and for the third quarter ended September 30, 2014.
Research and development ("R&D") costs, net of refundable tax credits and grants, for the three-month period ended September 30, 2014, were $6.1 million, as compared to $6.2 million for the same period in 2013. R&D costs for the quarter ended September 30, 2014 include a provision for restructuring costs, amounting to approximately $1.6 million, for severance payments and other directly related costs associated with our R&D restructuring activities.
Selling, general and administrative ("SG&A") expenses were $3.7 million for the three-month period ended September 30, 2014, compared to $2.4 million for the same period in 2013. The increase in SG&A expenses is mainly related to higher comparative foreign exchange losses, the ramping up of our pre-commercialization activities associated with Macrilen™ and the recording of restructuring costs related to planned administrative staff redundancies.
Net loss for the three-month period ended September 30, 2014 was $11.3 million, or $0.20 per basic and diluted share, compared to a net income of $3.8 million, or $0.13 per basic and diluted share, for the same period in 2013. The decrease in net income is due largely to lower net income from discontinued operations related to our former Cetrotide® Business, higher comparative operating expenses and higher comparative net finance costs.
Cash and cash equivalents totaled $42.0 million as at September 30, 2014, as compared to $43.2 million as at December 31, 2013.
David Dodd, Chairman and CEO of Aeterna Zentaris, commented, "During the quarter, we intensified our commercial development efforts which resulted in the signing of a co-promotion agreement with Ascend Therapeutics for the selling of their already marketed leading non patch transdermal hormone replacement therapy product, EstroGel®, in specific US territories. This agreement will jump start our commercial activities as we expect to start the field selling of EstroGel® in a few weeks through our sales force of about 20 representatives. We intend to pursue additional commercial opportunities, including other co-promotional arrangements, in-licensing transactions or product acquisitions throughout the remainder of the year. For Macrilen™, we continued to focus on our pre-commercialization activities while building our core business team. We are awaiting the FDA's imminent decision on its review of our NDA for Macrilen™, which has a PDUFA date of November 5, 2014. If approved, Macrilen™ would be the only FDA indicated oral drug for use in evaluating Adult Growth Hormone Deficiency. As for our ongoing ZoptEC Phase 3 trial in endometrial cancer, we are very pleased to report that we have completed clinical site initiation with 120 sites currently in operation, and to date, over 300 of the expected 500 patients have been entered into the trial. We are on track to reach the number of patients required to secure our first interim analysis in the first half of 2015. Finally, we started implementing our global resources optimization program which is expected to lead to the termination of 31 employees over a 12-month period. This program should enable us to streamline R&D activities, increase commercial operations and flexibility, ultimately reduce our operating cash burn and more appropriately align our financial resources with our strategic goal of transitioning into a commercially operating specialty biopharmaceutical company."
Dennis Turpin, CFO of Aeterna Zentaris commented, "With our cash position, combined with the streamlining of our R&D activities, we are able to continue to advance our strategic programs in pursuit of our near-term milestones."

Q3 2014 HIGHLIGHTS
Pipeline
Macrilen™ (macimorelin)

•
Ongoing FDA review of the Company's New Drug Application ("NDA") for Macrilen™, a ghrelin agonist, which, if approved, will be the first orally-administered drug indicated for the evaluation of AGHD. Results from the FDA's review are expected imminently, as the NDA has a Prescription Drug User Fee Act ("PDUFA") date of November 5, 2014.

•
Ongoing pre-commercialization activities for Macrilen™, including the hiring of new employees and the appointment of a specialized third-party contract sales organization which will provide sales representatives and related commercial activities.

Zoptarelin Doxorubicin

•
Completed site initiation for the current ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in endometrial cancer with 120 sites in operation. To date, over 300 patients of the expected 500 patients have been entered into this trial.

Commercial Developments

•
Signing of a co-promotion services agreement (the "Co-promotion Agreement") with Ascend Therapeutics US, LLC ("Ascend"). Under the terms of the Co-promotion agreement, Aeterna Zentaris will market Ascend's leading non-patch transdermal hormone replacement therapy product, EstroGel®, in specific agreed-upon US territories in exchange for a sales commission. The Co-promotion Agreement also provides that, following regulatory approval of Macrilen™, Ascend will provide similar services to Aeterna Zentaris in exchange for a sales commission.

•
Subsequent to quarter-end, implementation of the Company's full-time contract US sales force of about 20 representatives for the field selling of EstroGel®, which is expected to start during the week of November 17, 2014. Together with Ascend's existing sales force, there will be a total of 53 sales representatives covering sales activities related to EstroGel®. This combined sales force also will sell Macrilen™, following regulatory approval thereof.

Resource Optimization and Executive Appointment

•
Implementation of the global resources optimization program (the "Resource Optimization Program") as part of the Company's objective of transitioning into a commercially operating specialty biopharmaceutical company, by streamlining R&D activities and increasing commercial operations and flexibility. The Resource Optimization Program is expected to result in the termination of 31 employees over a period of about 12 months.

•	Subsequent to quarter-end, appointment of Philip A. Theodore as Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary.
Corporate Developments

•
Between July 1, 2014 and September 30, 2014, the Company issued a total of approximately 7.4 million common shares under its At-the-Market ("ATM") sales agreement, entered into May 2014 (the "May 2014 ATM Program"), at an average price of $1.36 for aggregate gross proceeds of approximately $10.1 million, less cash and non-cash transaction costs of approximately $0.3 million. The May 2014 ATM Program provides that the Company may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of approximately 14.0 million of its common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $15.0 million.

•
Between October 1, 2014 and November 4, 2014, the Company issued a total of approximately 1.6 million common shares under the May 2014 ATM Program for aggregate gross proceeds of approximately $2.1 million.

CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, November 5, 2014, to discuss the 2014 third quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "Newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter of 2014, as well as the Company's condensed interim consolidated financial statements, can be found at www.aezsinc.com in the "Investors" section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology. For more information, visit www.aezsinc.com
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Contact
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income Information

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2014	2013	2014	2013
	$	$	$	$
Revenues
Sales and royalties	—	—	—	96
License fees and other	—	17	—	6,079
	—	17	—	6,175
Operating expenses
Cost of sales	—	—	—	51
Research and development costs, net of refundable tax credits and grants	6,142	6,230	17,434	15,939
Selling, general and administrative expenses	3,701	2,435	9,014	9,689
	9,843	8,665	26,448	25,679
Loss from operations	(9,843)	(8,648)	(26,448)	(19,504)
Finance income	1,091	1,384	5,266	3,567
Finance costs	(2,877)	(535)	—	(707)
Net finance (costs) income	(1,786)	849	5,266	2,860
Net loss from continuing operations	(11,629)	(7,799)	(21,182)	(16,644)
Net income from discontinued operations	292	11,641	465	31,702
Net (loss) income	(11,337)	3,842	(20,717)	15,058
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(387)	550	(481)	649
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(1,099)	—	(3,169)	—
Comprehensive (loss) income	(12,823)	4,392	(24,367)	15,707
Net loss per share (basic and diluted) from continuing operations	(0.20)	(0.26)	(0.37)	(0.62)
Net income per share (basic and diluted) from discontinued operations	—	0.39	0.01	1.18
Net (loss) income per share (basic and diluted)	(0.20)	0.13	(0.36)	0.56
Weighted average number of shares outstanding:
Basic and diluted	59,163,710	29,627,222	56,881,919	26,848,668

Condensed Interim Consolidated Statement of Financial Position Information

	As at September 30,	As at December 31,
(in thousands)	2014	2013
	$	$
Cash and cash equivalents	41,952	43,202
Trade and other receivables and other current assets	2,124	2,453
Restricted cash equivalents	794	865
Property, plant and equipment	705	1,351
Other non-current assets	9,942	11,325
Total assets	55,517	59,196
Payables and other current liabilities[1]	7,364	7,242
Warrant liability	22,304	18,010
Non-financial non-current liabilities[2]	18,445	16,880
Total liabilities	48,113	42,132
Shareholders' equity	7,404	17,064
Total liabilities and shareholders' equity	55,517	59,196
_________________________

[1]	Of which approximately $1.6 million is related to a provision for restructuring costs.

[2]	Comprised mainly of employee future benefits and provisions for onerous contracts.

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